SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q1 PAT OF €170M AS TRAFFIC RECOVERS STRONGLY
POST-COVID BUT AT LOWER FARES

Ryanair Holdings today (25 July) reported a Q1 PAT of €170m (pre-exceptionals), compared to a prior year Q1 loss of €273m, but well below the €243m PAT reported in Q1 FY20 (pre-Covid).

	30 Jun. 2021	30 Jun. 2022	Change
Customers	8.1m	45.5m	+461%
Load Factor	73%	92%	+19pts
Revenue	€0.37bn	€2.60bn	+602%
Op. Costs	€0.68bn	€2.38bn*	+253%
Net (Loss)/ PAT	(€273m)	€170m*	n/m
EPS (euro cent)	(24.16)	16.53	n/m
* Non-IFRS financial measure, excl. €18m except. unrealised mark-to-market net gain on jet fuel caps.

During this quarter;
●       Q1 traffic recovered strongly to 45.5m from 8.1m (+9% ahead of pre-Covid).
●       Easter bookings & fares badly damaged by the Russian invasion of Ukraine in Feb.
●       Sustainalytics[1] ranked Ryanair the No.1 EU airline & No.2 World airline for ESG.
●       73 B737-8200 "Gamechangers" delivered ahead of peak S.22.
●       S.22 capacity on sale at 115% of S.19 (pre-Covid) levels.
●       FY24 fuel hedging increased to 30% (FY23: 80%).
●       Net debt reduced to €0.4bn at 30 Jun. (31 Mar.: €1.45bn).
●       Majority of A320 leases now extended by up to 4 years to 2028.

Ryanair's Michael O'Leary, said:

ENVIRONMENT:
"Ryanair puts sustainability at the heart of our growth.  This summer we are operating 73 new B737 "Gamechanger" aircraft, delivering 4% more seats yet burning 16% less fuel and cutting noise emissions by up to 40%.  Passengers flying across Europe who switch to Ryanair (from high-fare legacy airlines) can reduce their environmental footprint by up to 50% per flight, proving that with Ryanair, growth can be coupled with more sustainability, leading to a better future for all our guests and their families.

We continue to work hard to accelerate the production of sustainable aviation fuel (SAF).  We are investing in our partnership with Trinity College Dublin's Sustainable Aviation Research Centre, and in April we announced a partnership with Neste to power up to one third of all our flights from Schiphol Airport (AMS) with a 40% SAF blend.  Ryanair hopes to power 12.5% of our flights using SAF and cut our CO₂ per pax/km by 10% to 60 grams by 2030.  We are working with A4E, and the EU, to accelerate reform of the Single European Sky to improve ATC efficiency and reduce flight delays, which will substantially reduce fuel consumption, CO₂ emissions and flight delays.

In April, Sustainalytics ranked Ryanair the No.1 airline in Europe (No.2 globally) for ESG performance.  Building on this achievement, in June we submitted Ryanair's commitment letter to SBTi [2] and will work with them over the next 2 years to verify our ambitious targets.  Today, we launch our updated (2022) "Aviation with Purpose" sustainability report highlighting ambitious environmental and social targets over the coming years and mapping out Ryanair's path to net carbon zero by 2050.

SOCIAL:
Our growth plans to 2026 will see Ryanair create over 6,000 well paid jobs for highly skilled aviation professionals across Europe.  Over the next 3 years, we plan to expand our state-of-the-art training centres, investing over €100m in 2 more, high skills, training facilities (one on the Iberian Peninsula, and one in CEE).  This summer we take delivery of the first of 8 new CAE full flight simulators (value over $80m).  We continue to invest heavily in our engineering and maintenance teams and recently announced a new maintenance hangar facility in Malta, in addition to newly opened hangars in Kaunas (Lithuania) and Shannon (Ireland).  These in-house facilities enable us to create cadet and apprenticeship opportunities for school leavers, bringing through the next generation of highly skilled aviators and aircraft maintenance professionals.

Following the beginning of the post-Covid recovery in air travel this Spring, we moved quickly with our Trade Unions to negotiate accelerated pay restoration agreements, so that we can restore  previously agreed pay cuts with all our people as soon as our business returns to pre-Covid levels.  To date, accelerated pay restoration agreements have been agreed with Unions representing over 80% of our pilots and approx. 70% of our cabin crews across Europe.  We hope to conclude agreements with the small remaining balance in the near future.  We and our Trade Union partners, are committed to completing the restoration of these agreed pay cuts, which enabled Ryanair and our Union partners to minimise job losses during the Covid-19 pandemic, at a time when our competitor airlines cut thousands of high skilled jobs.

In Q1, our Customer Panel held their latest meeting at Ryanair's Lab in Madrid.  Building on their feedback, Labs will introduce further service improvements over the coming months, including auto check-in and airport express to facilitate faster journeys through airports.  While CSAT scores dipped this quarter, due to the impact of ongoing ATC delays on punctuality and lengthy airport security wait times, we still recorded a strong 83% rating (with crew friendliness coming in at over 90%).

GOVERNANCE:
To facilitate orderly NED succession, Julie O'Neill will not seek re-election at the upcoming AGM and has decided to retire from the Board in Sept.  Our Chairman, Stan McCarthy, Board colleagues and management thank Julie for 9 years of stellar service to Ryanair.  Róisín Brennan will take over as Chair of Remco when Julie departs in September.

OP. PERFORMANCE & GROWTH:
Our decision to work with our unions and agree pay cuts to minimise job losses (and keep crews current) throughout the 2 years of Covid was vindicated in recent months, as many European airlines, airports, and handling companies struggled to restore jobs that were cut during the pandemic.  Ryanair seems unusual among the major EU airlines in Summer 22, insofar as we are fully crewed, despite operating at 115% of our pre-Covid capacity.  Our business, our schedules and our customers are being disrupted by unprecedented ATC and airport handling delays, but we remain confident that we can operate almost 100% of our scheduled flights, while minimising delays and disruptions for our guests and their families.

Over the past 2-years, numerous airlines went bankrupt and many legacy carriers (incl. Alitalia, TAP, SAS and LOT) only survived by significantly reducing their fleets and passenger capacity, while receiving multi-billion-euro State Aid packages.  These structural capacity reductions have created enormous growth opportunities for Ryanair to deploy our new, fuel efficient, B737 Gamechangers and our market share has increased significantly across major markets in Europe.  With Boeing scheduled to deliver over 50 more Gamechangers ahead of S.23, we continue to recruit and train substantial numbers of pilots, cabin crew and engineers.  Approx. 50% of S.23 capacity is now on sale and we recently announced a new base in Belfast Intl. (S.23), a 4th based aircraft in Venice (W.22) and the commencement of flights from Bologna-Forli (W.22).  Thanks to our 210 B737 order book, and available fleet capacity, the Ryanair Group expects to grow from 149m (pre-Covid) passengers to over 225m p.a. by FY26.

Q1 FY23 BUSINESS REVIEW:

Revenue & Costs
Q1 scheduled revenues increased 720% to €1.58bn.  While traffic recovered strongly from 8.1m to 45.5m passengers (at a 92% load factor), Russia's invasion of Ukraine in Feb. damaged Easter bookings and fares. As such, ave. fares were down 4% on the same quarter pre-Covid. Ancillary revenue continues to perform strongly, as traffic builds, delivering over €22.50 per passenger.  Total revenues increased by 600% to €2.6bn.

While sectors increased by almost 330% and traffic rose 460%, operating costs rose just 250% to €2.38bn (incl. a significant 560% increase in fuel to €1bn), driven by lower variable costs such as airport & handling, ownership & maintenance and improved fuel burn as 73 Gamechangers entered the fleet ahead of peak S.22 (offset by the higher cost of jet fuel and route charges).  Lower costs, coupled with higher load factors, saw (ex-fuel) unit cost per passenger drop to €30.

Our FY23 fuel requirements are 80% hedged (65% jet swaps at $63bbl and 15% caps at $78bbl) and our FY24 hedging has increased to 30% at approx. $92bbl.  Carbon credits are over 90% hedged for FY23 at €55 (well below the current spot price of c.€90).  This hedge position helps insulate Ryanair against the spiralling cost of fuel, and provides Ryanair with a significant competitive advantage, particularly into W.22.

Following a recent review of B737NG op. lease opportunities and Boeing's failure to agree competitive pricing on a new aircraft order, the Group decided instead, to extend most of our Lauda A320 leases.  This process, which is close to completion, will see these leases extended by up to 4 years (until 2028), locking in material rent savings, enhance operational efficiency and facilitate growth opportunities over the coming years.

Balance Sheet & Liquidity
Ryanair's balance sheet is one of the strongest in the industry with a BBB (stable) credit rating (S&P and Fitch).  Net debt at 30 June fell to €0.4bn (€1.45bn at 31 Mar.), and over 90% of the Group's fleet of B737s are unencumbered. Despite peak capex this year and next, we still expect to improve the balance sheet to a broadly zero net debt position over the next 2 years.  The strength of our balance sheet ensures that the Group is well positioned to exploit the many growth opportunities that exist in a post-Covid Europe.

OUTLOOK:
While we remain hopeful that the high rate of vaccinations in Europe will allow the airline and tourism industry to fully recover and finally put Covid behind us, we cannot ignore the risk of new Covid variants in Autumn 2022.  Our experience with Omicron last Nov., and the Ukraine invasion in Feb., shows how fragile the air travel market remains, and the strength of any recovery will be hugely dependent upon there being no adverse or unexpected developments over the remainder of FY23.

While there are clear signs of pent-up demand, bookings remain closer-in than was the norm (pre-Covid) at this time of year.  We have limited visibility into the second half of Q2 and almost zero visibility into H2, when we are typically loss making.  At this time, Q2 ave. fares are tracking ahead of peak S.19 (pre-Covid) levels by a low double digit percentage.  Ryanair plans to grow FY23 traffic to 165m (+11% on pre-Covid traffic) and will pursue its load active, yield passive strategy to achieve this growth.  Despite being one of the best hedged airlines in Europe, high oil prices will lead to increased costs on our 20% unhedged fuel for the remainder of FY23.  Given our later booking profile, the lack of visibility, volatile oil prices, potential Covid, geopolitical and supply chain risks, it is too soon to provide meaningful FY23 PAT guidance at this time.  We hope to be in a better position to do so at the half year results in Nov. but, as our experience with Omicron last Nov. and Ukraine in Feb. shows, any guidance is subject to a very rapid change from unexpected events which are well beyond our control during what remains a very strong but still fragile recovery."

ENDS

For further information       Neil Sorahan                   Piaras Kelly
Please contact:                        Ryanair Holdings plc       Edelman
www.ryanair.com                   Tel: +353-1-9451212       Tel: +353-1-6789333

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying 165m guests p.a. on more than 2,500 daily flights from 90 bases, the Group connects 225 airports in 36 countries on a fleet of 512 aircraft, with a further 137 Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 225m p.a. by FY26. Ryanair has a team of over 19,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 37-year safety record. Ryanair is Europe's greenest, cleanest, major airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to major European legacy airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
   Condensed Consolidated Interim Balance Sheet as at June 30, 2022 (unaudited)
		At Jun 30,	At Mar 31,
		2022	2022
	Note	€M	€M
Non-current assets
Property, plant and equipment	9	9,273.4	9,095.1
Right-of-use asset		120.2	133.7
Intangible assets		146.4	146.4
Derivative financial instruments	11	259.9	185.1
Deferred tax		24.3	42.3
Other assets		98.8	72.1
Total non-current assets		9,923.0	9,674.7

Current assets
Inventories		4.5	4.3
Other assets		467.6	401.1
Trade receivables	11	62.1	43.5
Derivative financial instruments	11	1,868.8	1,400.4
Restricted cash	11	22.7	22.7
Financial assets: cash > 3 months	11	3,067.7	934.1
Cash and cash equivalents	11	1,553.8	2,669.0
Total current assets		7,047.2	5,475.1

Total assets		16,970.2	15,149.8

Current liabilities
Provisions		11.3	9.2
Trade payables	11	1,331.9	1,029.0
Accrued expenses and other liabilities		3,839.9	2,992.8
Current lease liability		59.6	56.9
Current maturities of debt	11	1,221.9	1,224.5
Derivative financial instruments	11	32.0	38.6
Current tax		51.0	47.7
Total current liabilities		6,547.6	5,398.7

Non-current liabilities
Provisions		105.6	94.1
Trade payables		27.7	49.2
Deferred income tax liability		314.6	266.5
Non-current lease liability		71.6	81.4
Non-current maturities of debt		3,693.9	3,714.6
Total non-current liabilities		4,213.4	4,205.8

Shareholders' equity
Issued share capital	12	6.9	6.8
Share premium account	12	1,336.7	1,328.2
Other undenominated capital		3.5	3.5
Retained earnings		3,065.2	2,880.9
Other reserves		1,796.9	1,325.9
Shareholders' equity		6,209.2	5,545.3

Total liabilities and shareholders' equity		16,970.2	15,149.8

 Ryanair Holdings plc and Subsidiaries
  Condensed Consolidated Interim Income Statement for Quarter Ended June 30, 2022 (unaudited)
	Note	Pre-Except. Change %	Pre-Except.	Except.	IFRS	IFRS
			Quarter Ended June 30, 2022	Quarter Ended June 30, 2022	Quarter Ended June 30, 2022	Quarter Ended June 30, 2021
			€M	€M	€M	€M
Operating revenues
Scheduled revenues		+721%	1,576.4	-	1,576.4	191.9
Ancillary revenues		+474%	1,025.1	-	1,025.1	178.6
Total operating revenues		+602%	2,601.5	-	2,601.5	370.5

Operating expenses
Fuel and oil		-559%	1,032.7	(20.0)	1,012.7	156.6
Airport and handling charges		-287%	337.4	-	337.4	87.1
Staff costs		-147%	274.5	-	274.5	111.0
Route charges		-376%	249.0	-	249.0	52.3
Depreciation		-69%	226.4	-	226.4	134.3
Marketing, distribution and other		-142%	173.7	-	173.7	71.9
Maintenance, materials and repairs		-43%	88.2	-	88.2	61.8
Total operating expenses		-253%	2,381.9	(20.0)	2,361.9	675.0

Operating profit/(loss)			219.6	20.0	239.6	(304.5)

Other (expenses)/income
Net finance expense			(20.1)	-	(20.1)	(21.4)
Foreign exchange			(16.5)	-	(16.5)	1.4
Total other (expenses)/income		-83%	(36.6)	-	(36.6)	(20.0)

Profit/(loss) before tax			183.0	20.0	203.0	(324.5)

Tax (charge)/credit	4		(13.0)	(2.5)	(15.5)	51.9

Profit/(loss) for the quarter - attributable to equity holders of parent			170.0	17.5	187.5	(272.6)

Profit/(loss) per ordinary share (€):
Basic					0.1653	(0.2416)
Diluted					0.1646	(0.2416)
Weighted avg. no. of ord. shares (in Ms):
Basic					1,134.6	1,128.3
Diluted					1,139.3	1,128.3
*'+' is favourable and '-' is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for Quarter Ended June 30, 2022 (unaudited)

	Quarter	Quarter
	Ended	Ended
	June 30,	June 30,
	2022	2021
	€M	€M

Profit/(loss) for the quarter	187.5	(272.6)

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	469.3	89.6
Other comprehensive profit for the quarter, net of income tax	469.3	89.6
Total comprehensive profit/(loss) for the quarter - attributable to equity holders of parent	656.8	(183.0)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for Quarter Ended June 30, 2022 (unaudited)
		Quarter	Quarter
		Ended	Ended
	Note	June 30,	June 30,
		2022 €M	2021 €M
Operating activities
Profit/(loss) after tax		187.5	(272.6)

Adjustments to reconcile profit/(loss) after tax to net cash provided by operating activities
Depreciation		226.4	134.3
(Increase) in inventories		(0.2)	(0.2)
Tax charge/(credit) on profit/(loss)		15.5	(51.9)
Share based payments	5	2.6	2.4
(Increase) in trade receivables		(18.6)	(3.7)
(Increase) in other assets		(66.5)	(77.2)
Increase in trade payables		233.6	63.1
Increase in accrued expenses		843.2	788.8
Increase in provisions		13.6	1.0
Foreign exchange		(30.9)	9.1
Decrease in net finance expense		3.2	0.9
Income tax refunded		1.2	0.2
Net cash provided by operating activities		1,410.6	594.2

Investing activities
Capital expenditure - purchase of property, plant and equipment	9	(416.2)	(82.0)
Supplier reimbursements	9	41.2	113.9
(Increase) in financial assets: cash > 3 months		(2,133.6)	(4.8)
Net cash (used in)/provided by investing activities		(2,508.6)	27.1

Financing activities
Net proceeds from shares issued		4.5	3.2
Proceeds from long term borrowings		-	1,192.0
Repayments of long term borrowings		(39.8)	(896.3)
Lease liabilities paid		(13.1)	(14.6)
Net cash (used in)/provided by financing activities		(48.4)	284.3

(Decrease)/increase in cash and cash equivalents		(1,146.4)	905.6
Net foreign exchange differences		31.2	(4.4)
Cash and cash equivalents at beginning of the year		2,669.0	2,650.7
Cash and cash equivalents at end of the quarter		1,553.8	3,551.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for Quarter Ended June 30, 2022 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at April 01, 2021	1,128.1	6.7	1,161.6	3.5	3,232.3	211.3	31.2	4,646.6
Loss for the year	-	-	-	-	(240.8)	-	-	(240.8)
Other comprehensive income							-	-
Net movements in cash-flow reserve	-	-	-	-	-	1,084.1	-	1,084.1
Total other comprehensive income	-	-	-	-	-	1,084.1	-	1,084.1
Total comprehensive (loss)/income	-	-	-	-	(240.8)	1,084.1	-	843.3
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	6.5	0.1	112.2	-	(65.5)	-	-	46.8
Additional share premium on the allotment of shares	-	-	54.4	-	(54.4)	-	-	-
Share-based payments	-	-	-	-	-	-	8.6	8.6
Transfer of exercised and share based awards	-	-	-	-	9.3	-	(9.3)	-
Balance at March 31, 2022	1,134.6	6.8	1,328.2	3.5	2,880.9	1,295.4	30.5	5,545.3
Profit for the quarter	-	-	-	-	187.5	-	-	187.5
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	469.3	-	469.3
Total other comprehensive income	-	-	-	-	-	469.3	-	469.3
Total comprehensive income	-	-	-	-	187.5	469.3	-	656.8
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	0.7	0.1	8.5	-	(4.1)	-	-	4.5
Share-based payments	-	-	-	-	-	-	2.6	2.6
Transfer of exercised and expired share based awards	-	-	-	-	0.9	-	(0.9)	-
Balance at June 30, 2022	1,135.3	6.9	1,336.7	3.5	3,065.2	1,764.7	32.2	6,209.2

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended June 30, 2022

Introduction
The Ryanair Group's fleet was effectively grounded as a result of European Governments' Covid-19 travel restrictions/lockdowns for much of the prior period comparative (quarter ended June 30, 2021).  Sectors (+328%) and traffic (+461%) are significantly higher in the quarter ended June 30, 2022 and the following discussion should be read in that context.

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the quarter ended June 30, 2022 results excluding the exceptional item referred to below.

In FY22, as part of its risk management strategy, the Group utilised jet fuel call options to set a maximum price for up to 15% of FY23 expected fuel requirements. These instruments are measured at fair value through the income statement. Following the Russian invasion of Ukraine in Feb. 2022, the price of jet fuel significantly increased and remains volatile. An exceptional unrealised mark-to-market gain of €20M (pre-tax) was recorded on the Group's jet fuel call options at June 30, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 721% to €1.58BN due to a 461% increase in traffic, from 8.1M to 45.5M. While traffic recovered strongly, Russia's invasion of Ukraine in Feb. 2022 damaged Easter bookings and fares. As such, while average fares increased compared to Q1 last year, they were down approx. 4% on the same quarter pre Covid-19.

Ancillary revenues:
Ancillary revenues increased by 474% to €1.03BN as traffic grew (up 461%) and guests increasingly choose discretionary services such as priority boarding, reserved seating and in-flight sales.

Total revenues:
As a result of the above, total revenues increased by 602% to €2.60BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 559% to €1.03BN due to a 328% increase in sectors and higher jet fuel prices offset by fuel burn savings on the new B737-8200 aircraft.

Airport and handling charges:
Airport and handling charges rose by 287% to €337M, well below the 328% increase in sectors and 461% higher traffic.

Staff costs:
Staff costs increased by 147% to €275M due to the larger fleet and the ramp up of activities.

Route charges:
Route charges rose by 376% to €249M, ahead of the increase in sectors, due to an increase in Eurocontrol and ATC rates (despite a degradation in the quality of the services provided by ATC agencies during the quarter).

Depreciation:
Depreciation increased by 69% to €226M, primarily due to higher amortisation resulting from increased aircraft utilisation and the delivery of 73 new B737-8200 "Gamechanger" aircraft.

Marketing, distribution and other:
Marketing, distribution and other rose by 142% to €174M (well below the 461% increase in traffic) due to higher activity (including increased in-flight sales and credit card transactions), offset by cost savings.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 43% to €88M due to higher aircraft utilisation.

Balance sheet
Gross cash increased by €1.02BN to €4.64BN at June 30, 2022.
Gross debt fell by €30M to €5.05BN primarily due to debt repayments.

Net debt was €0.40BN at June 30, 2022, a drop of €1.05BN from €1.45BN at March 31, 2022.

Increased activity in the three months to June 30, 2022 (including a 328% increase in sectors and 461% rise in traffic), and higher forward bookings (unearned revenue) led to significant movements in Other Assets (+€93M), Trade Payables (+€281M), and Accrued Expenses and Other Liabilities (+€847M).

Shareholders' equity:
Shareholders' equity increased by €0.66BN to €6.21BN primarily due to a €0.47BN IFRS hedge accounting unrealised gain for derivatives and the €188M net profit.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the three months ended June 30, 2022 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

● Principal risks and uncertainties relating to the remaining nine months of the year;

● Related party transactions; and

● Post balance sheet events.

Results of operations for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, including important events that occurred during the three months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

The full extent of the ongoing impact of Covid-19 on the Group's longer-term operational and financial performance will depend on future developments, many of which are outside of the Group's control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group's business partners, and future governmental actions, all of which are highly uncertain and cannot be predicted.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of the Group's Board of Directors are set forth on page 15 of the Group's 2022 Annual Report.

Related party transactions - Please see note 10.

Post balance sheet events - Please see note 13.
Going concern

The Directors, having made inquiries, including consideration of the possible future financial effects associated with the Covid-19 pandemic, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these interim financial statements. While there is uncertainty as to the full extent of the impact on the Ryanair Group, the continued preparation of the Group's consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:
●       The Group's liquidity with over €4.6BN cash at June 30, 2022 and the Group's continued focus on cash management;
●       The Group's solid BBB credit ratings combined with a stable outlook (from both S&P and Fitch Ratings);
●       The Group's strong balance sheet position with over 90% of its B737 fleet unencumbered;
●       Increased bookings;
●       Ongoing cost reductions across the Group;
●       The Group's access to the debt capital markets;
●       The widespread rollout of the Covid-19 vaccine and booster programme in Europe; and
●       The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the three months ended June 30, 2022 comprise the Company and its subsidiaries (together referred to as the "Group").

The June 30, 2022 figures and the June 30, 2021 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2022, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The accounting policies, presentation and methods of computation followed in the unaudited Condensed Consolidated Interim Financial Statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated preliminary financial statements for the three months ended June 30, 2022 on July 21, 2022.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2022 and therefore have been applied by the Group in these condensed consolidated preliminary financial statements:

●         Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020 (effective on or after January 1, 2022).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the three months ended June 30, 2022.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●         Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).*
●         Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●         Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments: Disclosure of Accounting policies (effective on or after January 1, 2023).
●         Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current - Deferral of Effective Date (effective on or after January 1, 2023).*
●         IFRS 17 Insurance Contracts (effective on or after January 1, 2023).
●         Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023)*
*These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated preliminary financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group's derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet. All derivatives, with the exception of jet fuel call options, are designated as cash flow hedges with the resulting gains or losses taken to other reserves. Jet fuel call options are measured at fair value with the resulting gains or losses taken to the income statement. At June 30, 2022, a net asset of €1.56BN (2021: net asset €65M) was recognised on balance sheet in respect of the Group's jet fuel forward contracts, jet fuel call options, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €507M (2021: net asset €159M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the expected recovery of passenger demand and the subsequent flight schedules following the Covid-19 pandemic along with the potential for travel restrictions to be reimposed. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at June 30, 2022 the Group had entered into jet fuel forward contracts covering approximately 65% of its estimated requirements for fiscal year 2023 and approximately 20% of its estimated requirements for fiscal year 2024. The Group believes these hedges to be effective for hedge accounting purposes.

Long-lived assets - Useful lives, residual values and impairment

At June 30, 2022, the Group had €9.27BN of property, plant and equipment long-lived assets, of which €9.11BN were aircraft. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul.

In determining the useful lives and expected residual values of the aircraft, and the cost of major airframe and engine overhaul, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry available information.

The Group's estimate of each aircraft's residual value is 15% of the current market value of new Boeing 737 aircraft (including the 73 new Boeing 737-8200 aircraft), and each aircraft's useful life is determined to be 23 years. An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining life of the aircraft.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilization of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

The Group evaluates, at the end of each reporting period, whether there is any indication that its long-lived assets may be impaired. Factors that may indicate potential impairment include, but are not limited to, a significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated tax charge for the three months ended June 30, 2022 of €15.5M (June 30, 2021: credit of €52M) comprises a current tax charge of €3.8M and a deferred tax charge of €11.7M primarily relating to the temporary differences for property, plant and equipment and net operating losses. This consolidated tax charge is the aggregation of separate tax charges and tax credits on the profits earned and losses suffered by each of the Group's operating companies, calculated in accordance with differing tax rules and rates applicable in each jurisdiction where the Group operates. The effective tax rate was approximately 8% for the three months ended June 30, 2022 (June 30, 2021: approximately 16%).

5.            Share based payments

The terms and conditions of the Group's share-based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €2.6M in the three months ended June 30, 2022 (June 30, 2021: €2.4M) is the fair value of options granted in prior periods and conditional share grants under LTIP 2019 to managers across the Group (the Executive and Non-Executive Directors were not included in LTIP grants to date). The charge is recognised within the income statement in accordance with employee services rendered. During the three months ended June 30, 2022, 0.7M ordinary shares were issued at a strike price of €6.25 per share following the exercise of vested share options.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At June 30, 2022 the Group had an operating fleet of 483 Boeing 737s (2021: 422) and 29 Airbus A320 (2021: 29)  aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. To date the Group has taken delivery of 73 of these aircraft. The remaining aircraft are due to be delivered before the end of fiscal year 2025.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group currently comprises four key separate airlines, Buzz, Lauda Europe (Lauda), Malta Air and Ryanair DAC. Ryanair DAC and Malta Air are separate reportable segments as they each exceed the applicable quantitative thresholds for reporting purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows:
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Quarter Ended	Jun 30,	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2022	2022	2022	2022	2022
	€M	€M	€M	€M	€M
Scheduled revenue	1,556.1	-	20.3	-	1,576.4
Ancillary revenue	1,025.1	-	-	-	1,025.1
Inter-segment revenue	191.8	205.1	115.0	(511.9)	-
Segment revenue	2,773.0	205.1	135.3	(511.9)	2,601.5

Reportable segment profit after income tax (i)	154.6	2.5	12.9	-	170.0

Other segment information:
Net Finance Expense	(19.6)	-	(0.5)	-	(20.1)
Depreciation	(212.4)	-	(14.0)	-	(226.4)
Capital Expenditure	(417.8)	-	(4.0)	-	(421.8)

Segment assets	16,629.4	83.2	257.6	-	16,970.2
Segment liabilities	10,021.4	96.5	643.1	-	10,761.0

(i) Adjusted profit after tax in the three months to June 30, 2022, excludes a net exceptional gain of €18M, attributable to the fair value measurement of jet fuel call options.

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Quarter Ended	Jun 30,	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	185.6	-	6.4	-	192.0
Ancillary revenue	178.5	-	-	-	178.5
Inter-segment revenue	196.7	142.6	57.4	(396.7)	-
Segment revenue	560.8	142.6	63.8	(396.7)	370.5

Reportable segment (loss) after income tax	(244.8)	(2.7)	(25.1)	-	(272.6)

Other segment information:
Net Finance Expense	(20.4)	-	(1.0)	-	(21.4)
Depreciation	(119.9)	-	(14.4)	-	(134.3)
Capital Expenditure	(269.5)	-	(0.5)	-	(270.0)

Segment assets	12,961.8	91.3	343.1	-	13,396.2
Segment liabilities	8,069.7	115.6	741.7	-	8,927.0

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other European countries" includes all other countries in which the Group has operations.

	Quarter Ended Jun 30, 2022	Quarter Ended Jun 30, 2021
	€M	€M

Italy	582.2	110.2
Spain	466.6	72.6
United Kingdom	379.1	30.5
Ireland	152.2	9.7
Other European countries	1,021.4	147.5
Total revenue	2,601.5	370.5

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15, paragraph 114.

9.            Property, plant and equipment

Acquisitions and disposals

During the period ended June 30, 2022, net capital additions amounted to €0.4BN principally reflecting 12 aircraft deliveries in the period, aircraft pre-delivery deposits and capitalised maintenance offset by supplier reimbursements of €41M.

10.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the three months ended June 30, 2022 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2022 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

11.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2022 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●         Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●         Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●       Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●       Derivatives - currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2022 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●       Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on market accepted valuation techniques, primarily Black-Scholes modelling (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the period ended June 30, 2022, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●       Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2022 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

While there have been improvements in business and economic circumstances during fiscal year 2022 and into the first quarter of fiscal year 2023, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated preliminary balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2022	2022	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	231.4	231.4	160.4	160.4
- Jet fuel & carbon derivative forward contracts	25.0	25.0	22.2	22.2
- Interest rate swaps	3.5	3.5	2.5	2.5
	259.9	259.9	185.1	185.1
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	489.8	489.8	313.7	313.7
- GBP currency swap	-	-	-	-
- Jet fuel options	166.0	166.0	150.5	150.5
- Jet fuel & carbon derivative forward contracts	1,210.2	1,210.2	934.1	934.1
- Interest rate swaps	2.8	2.8	2.1	2.1
	1,868.8	1,868.8	1,400.4	1,400.4
Trade receivables*	62.1		43.5
Cash and cash equivalents*	1,553.8		2,669.0
Financial asset: cash > 3 months*	3,067.7		934.1
Restricted cash*	22.7		22.7
	6,575.1	1,868.8	5,069.7	1,400.4
Total financial assets	6,835.0	2,128.7	5,254.8	1,585.5

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2022	2022	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Non-current maturities of debt
- Long-term debt	902.7	904.5	924.8	927.1
- Bonds	2,791.2	2,643.8	2,789.8	2,792.1
	3,693.9	3,548.3	3,714.6	3,719.2
Trade payables*	27.7		49.2	49.2
	3,721.6	3,548.3	3,763.8	3,768.4
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	0.2	0.2	7.6	7.6
- U.S. dollar currency forward contracts	31.8	31.8	31.0	31.0
	32.0	32.0	38.6	38.6

Current maturities of debt
- Short-term debt	136.9	136.9	152.1	152.1
- Promissory notes	238.5	238.5	225.9	225.9
- Bonds	846.5	846.5	846.5	855.0
	1,221.9	1,221.9	1,224.5	1,233.0
Trade payables*	1,331.9		1,029.0
Accrued expenses*	1,145.4		953.0
	3,731.2	1,253.9	3,245.1	1,271.6
Total financial liabilities	7,452.8	4,802.2	7,008.9	5,040.0
*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

During the year ended March 31, 2022, the Group issued promissory notes to the value of €226M with maturity dates in October 2022. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

12.          Shareholders' equity and shareholders' returns

During the three months ended June 30, 2022, 0.7M ordinary shares were issued at a strike price of €6.25 per share following the exercise of vested options for total proceeds of approximately €5M. There were no shareholder returns during the three months ended June 30, 2022.

13.          Post balance sheet events

There were no significant post balance sheet events.

[1] Sustainalytics - a leading independent ESG & corporate governance research, ratings & analytics firm.
[2] Science Based Targets initiative - a collabertation between CDP, the United Nations Global Compact, World Resources Institute & the Worldwide Fund for Nature.  It helps companies to set emission reduction targets in line with climate science & the Paris Agreement goals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: July 25, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary